BARREL ENERGY INC.

18490 66a Ave.

Surrey, B.C. V3S 9Y6

Canada

May 12, 2015

United States Securities and Exchange

Commission Division of Corporation Finance

100 F Street, N.E.

Washington,

DC 20549

Attention: Parhaum J. Hamidi, Staff Attorney

Re:	Barrel Energy Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed April 28, 2015 File No. 333-201740

Dear Mr. Hamidi:

This letter sets forth the responses of Barrel Energy Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of May 8, 2015. Each numbered paragraph below responds to the comment having the same number in the May 8, 2015 comment letter.

Directors, Executive Officers, Promoters, and Control Persons, page 31

Background Information About Our Officers and Director, page 32

1.

We note your response to our prior comment 2, and we reissue the comment. Please provide for both of your executive officers their occupations and employment during the past five years, and identify the principal business of each organization that employed them. Refer to Item 401(e) of Regulation S-K. We note in that regard your revised biographies on page 32, which do not provide Mr. Sangha’s employment experience since November 2009 or Mr. Wolf’s experience from February 2010 to October 2012.

Language has been added to make it clear that Mr. Sangha has been self-employed during the last five (5) years and that Mr. Wolf has been retired during the last five years.

1

2.	We also note your revised disclosure on page 32 stating that Mr. Wolf is currently president of Curlew Lake Resources Inc. Please disclose the number of hours per week that Mr. Wolf devotes to you.

Language has been added that Mr. Wolf devotes approximately 10 hours per week to the business of Barrel Energy Inc.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By	/s/ Gurminder Sangha
Gurminder Sangha
President and Principal Executive Officer Barrel Energy Inc.